AM 5/31/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022809

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8 - 462

SEC MAIL PROCESSING RECEIVED MAY 28 2002 SECTION 165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 31, 2001 (MM/DD/YY) AND ENDING March 28, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Market Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Thornton 215-665-6155
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 5/31/2002

OATH AND AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Janney Montgomery Scott LLC (the "Company") at March 28, 2002, is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or manager thereof has any proprietary interest in any account classified solely as that of a client. The statement of financial condition of the Company is made available to all of the Company's members and allied members of New York Stock Exchange, Inc.

Richard A. Thornton
Senior Vice President and Chief
Financial Officer

NOTARIAL SEAL
Catharine M. Matchett, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 14, 2003

JANNEY MONTGOMERY SCOTT LLC

Statement of Financial Condition

March 28, 2002 with Report of Independent Auditors

0111-0244277-PH

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ☐ (c) Statement of Income
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Member's Equity
- ☐ (f) Statement of Changes in Subordinated Borrowings
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3
- ☐ (p) Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

Janney Montgomery Scott LLC

Statement of Financial Condition

March 28, 2002

Contents

0111-0244277-PH

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Member and Board of Managers of
Janney Montgomery Scott LLC

We have audited the accompanying statement of financial condition of Janney Montgomery Scott LLC (the "Company"), a wholly-owned subsidiary of Independence Square Properties LLC, as of March 28, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC at March 28, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

May 24, 2002

Janney Montgomery Scott LLC

Statement of Financial Condition

March 28, 2002

Assets	
Cash	$ 32,054,800
Receivable from brokers, dealers and clearing organizations:	
Securities borrowed	1,181,867,716
Securities failed to deliver	1,097,867
Clearing organizations	783,625
Other	741,765
Receivable from customers (net of $1,818,295 allowance for doubtful accounts)	523,445,603
Receivable from non-customers	3,221,551
Securities owned, at market value	61,760,321
Investment in subsidiaries, partnerships and affiliate	1,169,380
Exchange memberships, at cost (market value $10,730,000)	1,818,019
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $33,195,586)	8,340,881
Goodwill (net of accumulated amortization of $15,891,236)	13,675,969
Other assets	87,126,048
Total assets	$ 1,917,103,545
Liabilities and member's equity	
Short-term bank loans	$ 164,635,151
Payable to brokers, dealers and clearing organizations:	
Securities loaned	1,324,612,470
Clearing organizations	6,723,598
Securities failed to receive	3,637,395
Other	153,400
Payable to customers	100,136,964
Securities sold, not yet purchased, at market value	1,935,080
Accounts payable and accrued liabilities	50,411,140
	1,652,245,198
Subordinated note payable	22,000,000
Member's equity	242,858,347
Total liabilities and member's equity	$ 1,917,103,545

See accompanying notes.

Janney Montgomery Scott LLC

Notes to Statement of Financial Condition

March 28, 2002

1. Organization

Janney Montgomery Scott LLC (the "Company"), is a broker-dealer registered in fifty states, the District of Columbia and Puerto Rico, and a wholly-owned subsidiary of Independence Square Properties LLC (the "Parent"), which is a wholly-owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual").

The Company has three wholly-owned subsidiaries accounted for by the equity method which are not significant to the Company's financial position. In addition, the Company has a limited partnership interest in an affiliated entity. The limited partnership interest is recorded at equity which approximates fair value.

The Company's fiscal year ends on the last business day of the last full week of March. Fiscal years are comprised of either 52 or 53 weeks.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary and customer transactions in securities and listed options are recorded on a settlement-date basis, generally the next business day following the trade date for options and the third business day for securities. There would be no material effect on the statement of financial condition if proprietary and customer transactions were recorded on a trade-date basis.

Securities owned and securities sold but not yet purchased are valued at market value except for fixed income instruments whose value is determined by matrix pricing utilized by a recognized independent pricing service, and not readily marketable securities owned which are valued at estimated fair value as determined by management.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, deposited or refunded as necessary.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

Goodwill

During fiscal year 2002, the Company adopted the provisions of Financial Accounting Standards Board No. 142, *Goodwill and Other Intangible Assets* (FAS 142). Under the provisions of FAS 142 the Company was permitted to early adopt this provision, performed the impairment test which supported the book value of the asset and ceased the amortization of their goodwill effective July 2002. The impact on net income as a result of this change in accounting principle was approximately $525,000.

Income Taxes

The Company is included in a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to the Member.

Furniture, Equipment and Leasehold Improvements

All furniture, equipment and leasehold improvements are recorded at cost. Amortization on leasehold improvements is provided on a straight-line basis over six years or length of lease whichever is shorter. Furniture and equipment are depreciated using the modified accelerated cost recovery system generally over 2 to 7 years.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of the following at March 28, 2002:

	Owned	Sold, Not Yet Purchased
U.S. Government and agency obligations	$ 9,594,831	$ –
State and municipal obligations	24,659,667	348,356
Corporate obligations	1,547,040	308,627
Equities, mutual funds and options	25,958,783	1,278,097
	$61,760,321	$ 1,935,080

4. Short-Term Bank Loans

The Company borrows from three banks in connection with the securities settlement process and to finance margin loans made to customers. The Company is required to collateralize amounts borrowed in excess of $25,000,000 from one of these banks and amounts borrowed in excess of $20,000,000 from another of these banks. At March 28, 2002, these three banks extended short-term bank loans in the amount of $128,500,000, of which $89,625,352 was collateralized by customer-owned securities valued at approximately $143,521,594 The bank loans are demand obligations and generally require interest based upon the Federal Funds rate. At March 28, 2002, the weighted average interest rate on these borrowings was approximately 1.98%. All of the remaining bank loans, including drafts payable of $36,135,151, are not collateralized.

5. Subordinated Note Payable

The subordinated note payable (the "Note") is subordinated to the claims of general creditors and consists of a note issued pursuant to a cash subordination agreement in the amount of $22,000,000 which is due to Penn Mutual on July 16, 2003. The Note was approved by the New York Stock Exchange, Inc. (the "NYSE") and is available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). Interest is payable semiannually on July 15 and January 15, at a floating rate which was approximately 2.75% at March 28, 2002. The Note may only be repaid contingent upon the Company's continued compliance with its minimum net capital requirements. Interest payable on the Note was $126,042 as of March 28, 2002.

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

7. Income Taxes

Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition.

At March 28, 2002, accounts payable and accrued liabilities include $2,454,559 due to the Member for estimated taxes. In addition, the Company had deferred tax assets of approximately $9,906,591 resulting primarily from accrued expenses which are not currently deductible for income tax purposes.

8. Regulatory Requirements

The Company is subject to Rule 15c3-1 of the SEC and the capital rules of the NYSE. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At March 28, 2002, the Company's net capital was $150,698,705, which was $139,756,753 in excess of 2% of aggregate debit items, as defined and the Company's net capital percentage was 28%.

As a clearing broker/dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers (the "PAIB"), as defined. The PAIB is completed to allow each correspondent firm that uses the Company as its clearing broker/dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At March 28, 2002, the Company has no reserve requirement for PAIB.

9. Commitments and Contingencies

At March 28, 2002, the Company's future minimum rental commitments (including escalation costs) on the leases for its main office and 66 sales offices under noncancelable operating leases were as follows:

2003	$ 9,965,544
2004	8,237,659
2005	6,486,987
2006	5,032,458
2007	2,490,118
2008 and thereafter	1,981,433
	$34,194,199

The Company, together with various other brokers, dealers, corporations and individuals, has been named as a defendant in a number of actual and purported class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various lawsuits will not result in any material adverse impact on the financial position of the Company.

The Company has an interest in a partnership under an agreement to commit a specified maximum amount of capital. As of March 28, 2002, the Company has contributed $2,000,000 as an investment and is committed to an additional $3,000,000. Under the terms of the partnership agreement, certain losses are allocated to the Company and other general partners before being allocated to the limited partner. At March 28, 2002, the Company has estimated the fair value of its investment at zero and may in the future, under certain conditions, be required to contribute additional capital up to its maximum commitment with no resulting investment value.

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to March 28, 2002, such transactions settled with no material effect on the statement of financial condition as of that date.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 28, 2002, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to March 28, 2002.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 28, 2002, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to March 28, 2002.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

11. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a non-qualified deferred compensation plan for certain registered representatives which provides for full vesting after five or ten years. The participants' balances change based on a variable rate of return.

12. Related Party Transactions

The Company serves as clearing agent and custodian for Hornor, Townsend and Kent, Inc. ("HTK"), an affiliated entity. The statement of financial condition includes a payable to HTK of $738,644 relating to commissions earned by HTK.